UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

November 16, 2023

Today, AENZA S.A.A. (“AENZA”) notified the New York Stock Exchange (“NYSE”) of its intention to voluntarily delist the American Depository Shares (the “ADSs”) listed on the NYSE, pursuant to a resolution adopted by its Board of Directors on October 31, 2023. In addition, AENZA notified The Bank of New York (which acts as depositary) under the ADS program of the termination of the ADS program (“Termination”) in accordance with the terms of the Deposit Agreement dated December 31, 2018 among AENZA, The Bank of New York Mellon, as depositary and the owners and holders of ADSs issued from time to time thereunder.

AENZA believes that the delisting of the ADSs from the NYSE and the termination of the ADS program will allow the company to concentrate the trading of its equity in a single market, potentially increasing liquidity. Following the delisting, AENZA’s common shares will continue to trade on the Lima Stock Exchange, where AENZA has a significant presence.

AENZA intends to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about November 27, 2023. Unless the Form 25 is earlier withdrawn by AENZA, the delisting of the ADSs will be effective 10 days after the filing of the Form 25. Accordingly, AENZA anticipates that the last day of trading of the ADSs on the NYSE will be on or about December 7, 2023.

In addition, as soon as practicable, following the delisting of the ADSs on the NYSE, AENZA intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under Sections 13(a) and 15(d) of the U.S. Securities Exchange Act of 1933 (the “Exchange Act”).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	November 16, 2023

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